ETF Distributors, LLC
(A subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

	Year Ended December 31, 2015
Cash flows from operating activities:	
Net loss	$ (127,782)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	2,552
Due from affiliates	(4,468)
Deposits and prepaid expenses	(39,889)
Accrued liabilities	42,738
Due to affiliates	34,826
Net cash used in operating activities	(92,023)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Member's capital contributions	1,004,000
Net cash provided by financing activities	1,004,000
Net increase in cash	911,977
Cash, beginning of year	11,936
Cash, end of year	$ 923,913

The accompanying notes are an integral part of these financial statements.